Artificial Intelligence Economic Development Corporation
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020		For the Year Ended December 31, 2019	
Cash flows from operating activities:				
Net loss	$	(24,600)	$	(29,600)
Changes in operating assets and liabilities:				
		-		-
Net cash used in operating activities		(24,600)		(29,600)
Cash flows from investing activities				
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Proceeds from issuing Common Stock		5,148		-
Net cash provided by financing activities		5,148		-
Net cash increase for period		(19,452)		(29,600)
Cash at beginning of period		31,254		60,854
Cash at end of year	$	11,802	$	31,254

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$	-	$	-
Interest	$	-	$	-